Date: 9 October 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sasol Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 30 June 2013, which was filed with the U.S. Securities and Exchange Commission on 9 October 2013.

Very truly yours,

Sasol Limited

Date: 9 October 2013
	By:	/s/ DAVID EDWARD CONSTABLE
David Edward Constable Chief Executive Officer

Date: 9 October 2013
	By:	/s/ PAUL VICTOR
Paul Victor Acting Chief Financial Officer